SO
2/25/03

SEC 03001601 OMMISSION
19

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 24 2003

SEC FILE NUMBER
8- 47267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBM SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SHIRLEY HOUSE, 50 SHIRLEY STREET 2ND FLOOR
(No. and Street)

NASSAU	BAHAMAS	N-7507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARCOS VIEIRA MARTINS PHONE (1242) 356 6584
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

MONTAGUE STERLING CENTRE,	5TH FLOOR NASSAU	BAHAM	N-123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCOS VIEIRA MARTINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBM SECURITIES INC., as of DECEMBER 31ST, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition of

BBM SECURITIES, INC.

December 31, 2002

Chartered Accountants

P.O. Box N 123
Montague Sterling Centre
East Bay Street
Nassau, Bahamas

Telephone (242) 393-2007
Fax (242) 393-1772

Independent Auditors' Report

To the Board of Directors and Shareholder of BBM Securities Inc.

We have audited the accompanying statement of financial condition of BBM Securities, Inc. (the "Company") as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance as to whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BBM Securities Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG

Chartered Accountants

Nassau, Bahamas
January 30, 2003

BBM SECURITIES, INC.

Statement of Financial Condition

December 31, 2002
(Expressed in United States dollars)

		2002
Assets		
Cash	$	41,825
Due from clearing broker		101,989
Prepaid expenses		3,449
Other assets		4,260
	$	151,523
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	15,818
		15,818
Shareholder's equity:		
Share capital:		
Authorized 10,000 shares of $0.10 par value each; issued and fully paid 1,000 shares		100
Additional paid-in capital		2,199,900
Accumulated deficit		(2,064,295)
		135,705
	$	151,523

The accompanying notes are an integral part of the statement of financial condition.

(Expressed in United States dollars)

1. General information

BBM Securities Inc. (the "Company") was incorporated on May 15, 1994 in the state of Delaware, USA, and is a wholly-owned subsidiary of Ravenala S.A. ("Ravenala", formerly BBM-H Participações S.A.), incorporated in October 04, 1996. Ravenala is controlled by Aleutas S.A. (formerly BBM Empreendimentos S.A.), which is a company incorporated under the laws of Brazil. The Company was established to provide brokerage services to U.S. based customers in select Brazilian securities in addition to providing sales and marketing advice to related parties. During the current year, the Company did not provide any brokerage services to clients. Its only source of income was service fees charged to a related party, as disclosed in note 4. This source of income ceased in May 2002, after which the Company has not earned any revenue. In order to ensure that the Company will be able to meet its obligations as and when they become due and its equity requirements, Ravenala has agreed to provide financial support to the Company.

2. Summary of significant accounting policies

(a) *Basis of preparation*

The accompanying statement of financial condition has been prepared in accordance with accounting policies generally accepted in the United States of America. The preparation of the statement of financial condition in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual amounts could differ from those estimates.

(b) *Income taxes*

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the statement of financial condition, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized.

3. Fair value of financial instruments

The Company is required by the Statement of Financial Accounting Standards (SFAS) 107 to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS 107 and are carried at their fair value, or are short-term by nature and bear current market rates of interest.

4. Related party balances

The Company provided sales and marketing services to BBM Bank Limited ("BBL"), an affiliate of Ravenala until May 2002. Under the terms of the agreement with BBL, the Company was reimbursed for 110% of the total expenses incurred in providing such services.

(Expressed in United States dollars)

5. Income taxes

At December 31, 2002, the Company has a net operating loss carried forward of $1,704,868 of which $203,423 will expire in 2009; $465,702 will expire in 2010, $191,280 will expire in 2011, $166,496 will expire in 2012, $218,106 will expire in 2018, $187,429 will expire in 2019, $114,522 will expire in 2020, $87,592 will expire in 2021 and $70,318 will expire in 2022. These losses may be used to offset future taxable income.

At December 31, 2002, the Company has recorded a deferred tax asset of approximately $580,000 resulting from net operating losses carry forward and differences in tax and accounting methods for fixed assets. At December 31, 2002, the Company recorded a full valuation allowance for the deferred tax asset as the Company's ability to realize these benefits does not meet the "more likely than not" criteria established by SFAS 109. Accordingly there is no net deferred tax asset reflected in the accompanying statement of condition.

6. Risk management

Financial instruments with off-balance sheet risk and concentrations of credit risk

A significant portion of the Company's total credit exposure is concentrated with the clearing broker and amounted to $101,989 at December 31, 2002. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

7. Net capital requirement

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $122,996 (2001: $176,801), which was $117,996 (2001: $171,801) in excess of the amount required of $5,000. The ratio of aggregate indebtedness to net capital was 0.13 to 1.